Renewable Energy Resources, Inc. 334 S. Hyde Park Ave. Tampa, Florida 33606 Telephone (813) 944-3185 Facsimile (813) 944-2201

July 6, 2009

Securities and Exchange Commission
Division of Corporate Finance
Ms. Jennifer Thompson
Branch Chief
Mail Stop 3561
Washington, D.C. 20549-0404

Re:
Renewable Energy Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed October 30, 2008
New Green Technologies, Inc.
Form 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008
File No. 0-29743

Dear Ms. Thompson,

Responses to your comments are provided below.

Form 10-KSB for year ended December 31, 2007

1.	We note your revisions to Item 8A in response to prior comments 2 and 3 from our letter dated August 1, 2008. We have the following additional comments.

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We note that you revised the first sentence of the first paragraph to indicate that you performed an assessment of the internal controls over financial reporting as of December 31, 2007.  Please note that each of Item 307 and Item 308 of Regulation S-K requires you to disclosure your assessment as of the end of the period covered by your report.  Please note that disclosure controls and procedures are distinct from internal controls over financial reporting and that you must separately evaluate each of these and disclosure your conclusions for each of these. Please revise future filings to clearly indicate the assessment for each of disclosure controls and procedures and internal controls over financial report is as of your fiscal year end.

Response: We will revise future filings, and all such filings as the Form 10-Q for first quarter 2009 was adjusted as such, as well as the Form 10-k for 2009 also materially addressed these matters. Implementation of effective measures took place during the third and fourth quarters.

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We note that you concluded that your disclosure controls and procedures were not effective.  In future filings, if you conclude that your disclosure controls and procedures are not effective, please provide a more detailed disclosure explaining why they were note effective.

Response: In future filings, if we conclude that our disclosure controls and procedures are not effective, we will provide more detailed disclosures explaining why they were not effective. However, the only material matter being the $200,000 pass through licensing fee was not an internal control of the company, as much as it was the fraud of USEI in enticing the $200,000 license fee to pass to them from GA Energy for the CAVD process which was later the subject of litigation by NGRN against USEI, and against GA Energy for their failure to pay additional monies after NGRN had gained the rights to all of the CAVD process.

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We note you concluded that your internal controls over financial reporting were effective.  We also note that your response to prior comment 2 indicates that the misstatement discussed in your March 31, 2008 Form 10-Q was a “material weakness.”  Please tell us whether this misstatement relates to your December 31, 2007 financial statements.  If so, it appears that you had a material weakness in your internal controls over financial reporting as of December 31, 2007.  Please note that Item 308(a)(3) of regulation S-K indicates that you may not conclude that internal control over financial reporting is effective if you identify a material weakness in internal control over financial reporting. Please revise your conclusion as to the effectiveness of your internal control over financial reporting in your Form 10-KSB, or explain to us in detail why your current conclusion is appropriate.

Response: The material controls cited above were due to the transaction which was later pursued through the litigation cited in the reports against USEI for fraud, and against GA Energy for breach of contract surrounding the $200,000 as paid to USEI for licensing of the CAVD process. Internal controls by the then Board of Directors were changed after that occurrence (and after the alleviation of the former chairman responsible for the payment to USEI by GA Energy) in which NGRN had no control over the fraud of USEI in the matter. This material control was changed after the new management took place in January, 2008, and was accounted for in the subsequent reports referenced above to be described as the following, after significant overview with our internal staff as cited and the audit functions of the Company:

MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management recognizes its responsibility for establishing and maintaining adequate internal controls over financial reporting.

Based on the completeness of the Company prepared financials, management considers the controls in place to be effective for the company. Management used the COSO framework as a basis for evaluating it internal controls.  There were no material weaknesses identified during the preparation of year end financial reports.

This report does not include an attestation report of the company’s registered public accounting firm regarding internal controls over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in the annual report.

Management recognizes its responsibility for establishing and maintaining adequate internal controls over financial reporting.

Based on the completeness of the company prepared financials, management considers the controls in place to be effective for the company. Management used the COSO framework as a basis for evaluating it internal controls.  There were no material weaknesses identified during the preparation of year end financial reports.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclose in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

Form 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008

Item 4T.  Controls and Procedures, pages 20 and 21.

2.	We note you have provided a discussion of your assessment of the effectiveness of disclosurecontrols and procedures “as of the end of the prior quarter report.” We have the following comments:

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As indicated by Item 307 of Regulation S-K and Item 4T of Form 10-Q, management must provide an updated assessment of the effectiveness of disclosure controls and procedures as of each quarter end.  Please amend your filings to clear disclosure management’s conclusions as to the effectiveness of disclosure controls and procedures as of June 30, 2008 and September 30, 2008, respectively.

See recent filings.

We trust that the above is satisfactory.

Sincerely,

Craig Huffman

Chief Executive Officer and Acting Principal Financial Officer